SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  -------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 10)*

                                Lenox Group Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, $0.01 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    526262100
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              Marc Weingarten, Esq.
                            Schulte Roth & Zabel LLP
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 756-2000
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               November 23, 2008
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of 9 Pages)
--------------------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

------------------------------                             ---------------------
CUSIP NO.      526262100              SCHEDULE 13D         PAGE 2 OF 9 PAGES
------------------------------                             ---------------------

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON


            CLINTON GROUP, INC.
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                    (b) [X]

--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                         [ ]

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            DELAWARE
--------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                -0-
                      ----------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                    2,725,575
  OWNED BY            ----------------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     -0-
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                2,725,575
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            2,725,575
--------------------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            18.9%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IA; CO
--------------------------------------------------------------------------------
                               * SEE INSTRUCTIONS

------------------------------                             ---------------------
CUSIP NO.      526262100              SCHEDULE 13D         PAGE 3 OF 9 PAGES
------------------------------                             ---------------------

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON


            CLINTON MAGNOLIA MASTER FUND, LTD.
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                    (b) [X]

--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                         [ ]

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            CAYMAN ISLANDS
--------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                -0-
                      ----------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                    2,725,575
  OWNED BY            ----------------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     -0-
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                2,725,575
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            2,725,575
--------------------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            18.9%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            CO
--------------------------------------------------------------------------------
                               * SEE INSTRUCTIONS

------------------------------                             ---------------------
CUSIP NO.      526262100              SCHEDULE 13D         PAGE 4 OF 9 PAGES
------------------------------                             ---------------------

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON


            CLINTON MULTISTRATEGY MASTER FUND, LTD.
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                    (b) [X]

--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                         [ ]

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            CAYMAN ISLANDS
--------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                -0-
                      ----------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                    -0-
  OWNED BY            ----------------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     -0-
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                -0-
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            -0-
--------------------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            0%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            CO
--------------------------------------------------------------------------------
                               * SEE INSTRUCTIONS

------------------------------                             ---------------------
CUSIP NO.      526262100              SCHEDULE 13D         PAGE 5 OF 9 PAGES
------------------------------                             ---------------------

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON


            CLINTON SPECIAL OPPORTUNITIES MASTER FUND, LTD.
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                    (b) [X]

--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                         [ ]

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            CAYMAN ISLANDS
--------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                -0-
                      ----------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                    -0-
  OWNED BY            ----------------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     -0-
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                -0-
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            -0-
--------------------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            0%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            CO
--------------------------------------------------------------------------------
                               * SEE INSTRUCTIONS

------------------------------                             ---------------------
CUSIP NO.      526262100              SCHEDULE 13D         PAGE 6 OF 9 PAGES
------------------------------                             ---------------------

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON


            CLINTON LEXINGTON MASTER FUND, L.P.
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                    (b) [X]

--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                         [ ]

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            CAYMAN ISLANDS
--------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                -0-
                      ----------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                    -0-
  OWNED BY            ----------------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     -0-
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                -0-
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            -0-
--------------------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            0%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            PN
--------------------------------------------------------------------------------
                               * SEE INSTRUCTIONS

------------------------------                             ---------------------
CUSIP NO.      526262100              SCHEDULE 13D         PAGE 7 OF 9 PAGES
------------------------------                             ---------------------

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON


            GEORGE E. HALL
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                    (b) [X]

--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
--------------------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                         [ ]

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            UNITED STATES
--------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                4,300
                      ----------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                    2,725,575
  OWNED BY            ----------------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     4,300
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                2,725,575
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            2,729,875
--------------------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            18.9%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
--------------------------------------------------------------------------------
                               * SEE INSTRUCTIONS

------------------------------                             ---------------------
CUSIP NO.      526262100              SCHEDULE 13D         PAGE 8 OF 9 PAGES
------------------------------                             ---------------------

     The Schedule 13D filed on February 12, 2007 by Clinton Group, Inc., a Delaware corporation ("CGI"), Clinton Multistrategy Master Fund, Ltd., a Cayman Islands company ("CMSF"), Clinton Special Opportunities Master Fund, Ltd., a Cayman Islands company ("CSO"), George E. Hall ("GEH") and Conrad Bringsjord with respect to the shares of Common Stock, par value $0.01 per share (the "Shares"), of Lenox Group Inc., a Delaware corporation (the "Issuer"), as amended by Amendment No. 1 dated February 16, 2007, Amendment No. 2 dated February 28, 2007, Amendment No. 3 dated March 15, 2007, Amendment No. 4 dated April 18, 2007, Amendment No. 5 dated August 18, 2007, Amendment No. 6 dated August 24, 2007, Amendment No. 7 dated September 13, 2007, Amendment No. 8 dated November 9, 2007, and Amendment No. 9, dated September 17, 2008 is hereby amended by this Amendment No. 10. In addition, this Amendment No. 10 adds Clinton Magnolia Master Fund, Ltd., a Cayman Islands exempted company ("CMMF") as a reporting person. CGI, CMSF, CSO, CMMF, Clinton Lexington Master Fund, L.P. ("CLF") and GEH are collectively referred to herein as the "Reporting Persons".

Item 2.  IDENTITY AND BACKGROUND

Paragraphs (a)(b)(c) (d) and (e) of Item 2 of the Schedule 13D are hereby amended and supplemented as follows:

(a)-(c)

     CMMF is a Cayman Islands exempted company. The principal business of CMMF is to invest in securities. The address of the principal business and principal office of CMMF is c/o Fortis Fund Services (Cayman) Limited, P.O. Box 2003GT, Grand Pavilion Commercial Centere, 802 West Bay Road, Grand Cayman, Cayman Islands. The directors of CMMF and their principal occupations and business addresses are set forth on Schedule B and incorporated by reference in this Item 2. CMMF has no executive officers.

     (d) During the last 5 years, none of CMMF or any person listed on Schedule B was convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any such violation with respect to such laws.

     (e) Each director of CMMF is a citizen of the United Kingdom.


ITEM 4.  PURPOSE OF TRANSACTION.

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

     On November 23, 2008, certain of the Reporting Persons and certain of the other Bank Debt Holders entered into a Plan Support Agreement (the "Plan Support Agreement") with the Issuer and certain subsidiaries of the Issuer (collectively, "Lenox") under which the parties thereto agreed to the terms of a restructuring of Lenox's indebtedness through the sale of substantially all of Lenox's assets to an entity owned by certain of the Bank Debt Holders, subject to higher and better offers by third parties, pursuant to either (i) a chapter 11 plan of reorganization, or (ii) upon the occurrence of certain events set out in the Plan Support Agreement, at the option of the Bank Debt Holders, through the sale under Section 363 of the Bankruptcy Code in accordance with bidding procedures set forth in the Plan Support Agreement ((i) and (ii) together, the "Transaction").

     Pursuant to the Plan Support Agreement, the Bank Debt Holders party thereto agreed, among other things, to form an entity (the "Proposed Purchaser") and to use their commercially reasonable efforts to cause the Proposed Purchaser to negotiate in good faith and enter into a purchase agreement with Lenox pursuant to which the Proposed Purchaser shall agree, in accordance with the terms and subject to the conditions of such purchase agreement, to consummate the Transaction. Each Bank Debt Holder party to the Plan Support Agreement further agrees (i) subject to the receipt of a disclosure statement and to certain exceptions, to vote all obligations under the Issuer Term Loan held by such Bank Debt Holder in favor of the Plan (as defined in the Plan Support Agreement), and to not withdraw or revoke such vote, (ii) not to object to any DIP financing (except to the extent such DIP financing is inconsistent with the terms of such financing set out in Plan Support Agreement), (iii) not to object to, delay, or interfere with the acceptance and implementation of the Plan, or encourage any person or entity to do the foregoing, (iv) that, provided that Lenox conducts an auction in accordance with the bidding procedures set forth in the Plan Support Agreement, if the Proposed Purchaser is not the highest bidder, it will not object to the sale of the equity in a reorganized Lenox or the sale of all or substantially all of Lenox's assets to the prevailing bidder, and (v) except as permitted in the Plan Support Agreement, not to take any other action that is inconsistent with, or that would be reasonably likely to delay the consummation of, the restructuring contemplated by the Plan Support Agreement.

     The Plan Support Agreement is subject to termination upon the occurrence of certain events, including, without limitation, (i) the failure of Lenox to take certain actions by specified milestone dates, (ii) events related to a change in the nature of the bankruptcy proceeding, or (iii) at the option of the Required Term Lenders, upon the occurrence of a Material Adverse Change (as defined in the Plan Support Agreement).

     This description of the Plan Support Agreement is a summary only and is qualified in its entirety by reference to the Plan Support Agreement, of copy of which is filed as Exhibit H to this Schedule 13D and is incorporated by reference herein.

     Certain of the Reporting Persons and certain other Bank Debt Holders have also entered into a Letter Agreement, dated November 23, 2008 (the "Letter Agreement") in connection with the Plan Support Agreement. Under the Letter Agreement, the Bank Debt Holders party thereto each have agreed (i) to form the Proposed Purchaser, which will be governed in accordance with the terms and conditions set forth in the Letter Agreement, or on such alternate terms as are reasonably satisfactory to Bank Debt Holders holding at least sixty six and two-thirds percent (66 2/3%) of the amount due under the Issuer Term Loan, (ii) to contribute its pro rata share of the Obligations (as such term is defined in the Issuer Term Loan) to the Proposed Purchaser, (iii) that any bid by the Proposed Purchaser to purchase assets of Lenox will be on the terms and subject to conditions consistent with those set forth in the Letter Agreement, (iv) that the Required Lenders (as defined in the Issuer Term Loan) may direct the Term Loan Agent under the Issuer Term Loan to submit one or more credit bids for the assets of Lenox in an aggregate amount not to exceed the total amount due under the Issuer Term Loan, (v) that any asset purchase agreement to be delivered by the Proposed Purchaser shall be consistent with the terms set out in the Letter Agreement and (vi) to pay, in accordance with each's pro rata share, all costs and expenses incurred in connection with the transactions contemplated by the Letter Agreement that are not reimbursed by a third party. In addition, the Letter Agreement subjects the rights of Bank Debt Holders to sell or transfer any claims arising under the Issuer Term Loan to certain restrictions, including compliance with a right of first refusal granted to other Bank Debt Holders.

     This description of the Letter Agreement is a summary only and is qualified in its entirety by reference to the Letter Agreement, of copy of which is filed as Exhibit I to this Schedule 13D and is incorporated by reference herein.

     In addition, the penultimate paragraph of Item 4 of the Schedule 13D is hereby amended and restated as follows:

     The Reporting Persons have discussed, and expect to continue to discuss, their investment in the bank debt payable under the Issuer Term Loan, and the restructuring thereof, with other holders of such bank debt. The Reporting Persons also have had, and expect to continue to have, such discussions with the Issuer, together with other holders of such bank debt, and separately. The Reporting Persons and the other holders of debt issued under the Issuer Term Loan (collectively, the "Bank Debt Holders") have jointly retained counsel in connection with their respective investments in the bank debt payable under the Issuer Term Loan, to negotiate on behalf of the Bank Debt Holders in connection with the restructuring of such bank debt. Each Bank Debt Holder will make an independent decision regarding any proposal to or from the Issuer relating to its investment in the bank debt payable under the Issuer Term Loan.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

Paragraphs (a), (b) and (c) of Item 5 of the Schedule 13D are hereby amended and restated as follows:

     (a) As of the close of business on November 24, 2008, the Reporting Persons excepting GEH may be deemed the beneficial owners of an aggregate of 2,725,575 Shares, constituting approximately 18.9% of the Shares outstanding. GEH may be deemed the beneficial owner of an aggregate of 2,729,875 Shares, including 4,300 Shares beneficially owned individually, constituting approximately 18.9% of the Shares outstanding. Cesar Baez, who was appointed to the Issuer's board of directors at the suggestion of CGI, holds 500 shares of restricted common stock of the Issuer.

     The aggregate percentage of Shares beneficially owned by the Reporting Persons is based upon 14,429,998 Shares outstanding, which is the total number of Shares outstanding as of August 4, 2008 as reported in the Issuer's Quarterly Report on Form 10-Q filed August 7, 2008 for the period ended June 28, 2008.

     (b) By virtue of investment management agreements with each of CMSF, CSO, CLF and CMMF, CGI has the power to vote or direct the voting, and to dispose or direct the disposition, of all of the 2,725,575 Shares held by CMMF. By virtue of his direct and indirect control of CGI, GEH is deemed to have shared voting power and shared dispositive power with respect to all Shares as to which CGI has voting power or dispositive power. In addition, GEH individually holds 4,300 Shares with respect to which he has sole voting and sole dispositive power. Accordingly, GEH is deemed to have voting and dispositive power with respect to an aggregate of 2,729,875 Shares.

     (c) No transactions in the Shares have been effected by the Reporting Persons during the past 60 days.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
         WITH RESPECT TO SECURITIES OF THE ISSUER.

The third paragraph of Item 6 of the Schedule 13D is hereby amended and restated as follows:

     The Reporting Persons may, from time to time, enter into and dispose of cash-settled equity swap or other similar derivative transactions with one or more counterparties that are based upon the value of Shares, which transactions may be significant in amount. The profit, loss and/or return on such contracts may be wholly or partially dependent on the market value of the Shares, the relative value of Shares in comparison to one or more other financial instruments, indexes or securities, a basket or group of securities in which Shares may be included, or a combination of any of the foregoing. In addition to the Shares that they beneficially own without reference to these contracts, the Reporting Persons currently have long economic exposure to 86,082 Shares through such contracts. Such contracts do not give the Reporting Persons direct or indirect voting, investment or dispositive control over any securities of the Issuer and do not require the counterparties thereto to acquire, hold, vote or dispose of any securities of the Issuer. Accordingly, the Reporting Persons disclaim any beneficial ownership in any securities that may be referenced in such contracts or that may be held from time to time by any counterparties to such contracts.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit H - Plan Support Agreement, dated November 23, 2008

Exhibit I - Letter Agreement, dated November 23, 2008

---------------------------                                 -------------------
CUSIP NO.      526262100             SCHEDULE 13D           PAGE 9 OF 9 PAGES
---------------------------                                 -------------------

                                   SIGNATURES

        After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  November 26, 2008


                                 CLINTON GROUP, INC.

                                 By: /s/ Francis Ruchalski
                                     ---------------------------
                                     Name:  Francis Ruchalski
                                     Title: Chief Financial Officer


                                 CLINTON MULTISTRATEGY MASTER FUND, LTD.
                                 By: Clinton Group, Inc. its investment
                                 manager

                                 By: /s/ Francis Ruchalski
                                     ---------------------------
                                     Name:  Francis Ruchalski
                                     Title: Chief Financial Officer


                                 CLINTON SPECIAL OPPORTUNITIES MASTER FUND, LTD.
                                 By: Clinton Group, Inc. its investment
                                 manager

                                 By: /s/ Francis Ruchalski
                                     ---------------------------
                                     Name:  Francis Ruchalski
                                     Title: Chief Financial Officer


                                 CLINTON LEXINGTON MASTER FUND, L.P.
                                 By: Clinton Group, Inc. its investment
                                 manager

                                 By: /s/ Francis Ruchalski
                                     ---------------------------
                                     Name:  Francis Ruchalski
                                     Title: Chief Financial Officer


                                 /s/ George E. Hall
                                 ------------------------------
                                 George E. Hall

                                   SCHEDULE B

                Directors of Clinton Magnolia Master Fund, Ltd.


Name and Position       Principal Occupation and Citizenship        Principal Business Address
------------------------------------------------------------------------------------------------

Jane Fleming            Client Accountant of Queensgate Bank        Queensgate Bank and Trust
Director                and Trust Company Ltd.                        Company Ltd.
                        United Kingdom                              Harbour Place, 5th Floor
                                                                    103 South Church Street
                                                                    P.O. Box 30464 SMB
                                                                    Grand Cayman, Cayman Islands

Dennis Hunter           Director of Queensgate Bank & Trust         Queensgate Bank and Trust
Director                Company Ltd.                                  Company Ltd.
                        United Kingdom                              Harbour Place, 5th Floor
                                                                    103 South Church Street
                                                                    P.O. Box 30464 SMB
                                                                    Grand Cayman, Cayman Islands

Roger Hanson            Director of dms Management Ltd.             dms Management Ltd.
Director                United Kingdom                              P.O. Box 31910 SMB
                                                                    Ansbacher House
                                                                    20 Genesis Close
                                                                    Grand Cayman, Cayman Islands
